FOR IMMEDIATE RELEASE             Contact:   Guy T. Marcus
March 25, 1996                               Vice President-Inv. Rel.
                                             (214) 978-2691

      CELESTE COLGAN NAMED VICE PRESIDENT FOR HUMAN RESOURCES

     DALLAS, Texas -- Halliburton Company announced today that Celeste Colgan has been named Vice President for Human Resources effective April 1, 1996.

     Colgan, 56, is currently director of the Wyoming Department of Commerce, a state agency that houses five operations - tourism, economic and community development, cultural resources, state parks and historic sites, and professional licensing boards. The Wyoming Department of Commerce employs about 300 people and operates on a budget of about $40 million. Formerly, she was deputy chairman of the National Endowment for the Humanities in Washington, D.C., an independent federal agency. Colgan holds a Ph.D. in English literature from the University of Maryland and has taught for several years in colleges and universities.

     In her new position, Celeste Colgan will be responsible for coordinating policies regarding human resources and executive compensation across all Halliburton operating units.

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.

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